Exhibit 99.123

NexTech AR Responds to Short Sellers “Fake News”

In milestone of corporate transparency, NexTech’s entire senior leadership team on video call responds to false claims made by short sellers, Hindenburg Research.

New York, NY - Toronto, ON –February 11th, 2020 – NexTech AR Solutions (the “Company” or “NexTech”) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29) stock has come under attack by notorious short sellers at Hindenburg Research. The modus operandi for short sellers is that after accumulating a large short position in a stock, the short sellers, which in this case is Hindenburg, publishes a far reaching “research report” in which they make multiple brazen false accusations. This is standard operating procedure for Hindenburg, creating fear and panic among investors - to drive stock prices down, after which the short position is covered, and a profit is made at the expense of innocent shareholders.

Amongst the most egregious baseless claims, and outright lies in the Hindenburg report is their lie that NEXCF’s AR technology is `vaporware”.

In our commitment to full transparency with our shareholders, NexTech held a video call with Starwood Research, which included all senior members of NexTech’s leadership team. In the call which lasted nearly an hour, NexTech’s CFO, COO, CTO, and CEO addressed and disproved all of Hindenburg’s false claims. The video call also showed a real-time demo of NexTech’s AR technologies being used by its customers in real world applications.

The full video has been posted to youtube, at this link: https://youtu.be/HMN1z9BkmPo

We encourage all our shareholders, and potential investors to watch the video, learn the facts and and decide for themselves.

Separately, NexTech CEO Evan Gappelberg will be presenting at Wall Street Reporter’s NEXT SUPER STOCK livestream conference February 11, at 1:30 EST. All shareholders are invited to watch the livestream presentation, and ask Evan questions during the live event.

Click here to register:

https://attendee.gotowebinar.com/register/6423927876420627467

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ’full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q1 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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